SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

8 February 2005	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Receives Option to Participate in the Sale of Partner's Shares to Partner Communications Company

NETANYA, Israel, February 8, 2005. Matav-Cable Systems Media Ltd. (Nasdaq & TASE: MATV) (hereinafter: “Matav”) announced today that in connection with an irrevocable offer made by Elbit Limited (“Elbit”), Eurocom Communications Limited (“Eurocom”) and Polar Communications Limited (“Polar”) to sell to Partner Communications Company Ltd. (“Partner”; NASDAQ and TASE: PTNR; LSE: PCCD) approximately 31.7 million Partner shares, representing their entire stakes in Partner (17.2% of Partner’s outstanding ordinary shares) for aggregate consideration of up to NIS1.0214 billion ($233.6 million), Matav was granted an option to participate together with Elbit, Eurocom and Polar in the sale of Partner shares back to Partner. In the event that Matav elects to participate in the sale, Matav will be able to sell to Partner approximatley 7.87 million Partner shares and the number of shares to be sold by Elbit, Eurocom and Polar to Partner will be reduced proportionally to the sellers’ respective ownership percentage of Partner’s shares. In the event that Matav does not exercise its option to participate in the sale of Partner shares together with Elbit, Eurocom and Polar, then for a period of 90 days following the closing of such sale, Matav will have an option to put approximately 5.7 million of its Partner shares to Elbit, Eurocom and Polar in the same sale price offered to Partner. In the event that Matav either participates in the sale to Partner or exercises its option to put shares to Elbit, Eurocom and Polar, Matav may recognize capital gains (net of tax impact) of between approximately $28 million and $19 million (depending on the final price at which Partner’s shares will be sold and the relevant sale alternative chosen by Matav).

The offer by Elbit, Eurocom and Polar is conditional upon the release of the share pledges in favor of Partner’s lending banks currently governing the shares. The acceptance of the offer by Partner will be subject to it obtaining all corporate and regulatory consents and approvals required by law or Partner’s general license, including, among others:

–	approval of Partner’s audit committee, board of directors and shareholders, and

–	the consent of the Ministry of Communications; and

–	consent of the Antitrust authorities

The sale price formula offered to Partner reflects a 10% discount to Partner’s 20 day volume weighted average market price prior to obtaining the approval of Partner’s shareholders, up to a maximum price of NIS32.22 per share but not below NIS31.04 per share. This discount reflects the restricted nature of the shares to be sold, including the fact that the shares are currently subject to pledges in favor of Partner’s lending banks and that they are subject to the requirements of Partner’s license and the long-standing shareholders agreement between the founding shareholders.

Subject to all conditions to closing being satisfied, closing of the sale to Partner is scheduled to occur no later than 80 days from the date of the offer. There is no assurance that the sale to Partner will be consummated.

In certain circumstances, where Partner fails to buy back its shares as described above, Elbit, Eurocom, Polar, Matav and Hutchison Telecommunications International Limited (“Hutchison”; NYSE: HTX, SEHK: 2332) have agreed to a “Fallback Plan” whereby  Elbit, Eurocom and Polar will be allowed to sell their 31.7m Partner shares into the market in coordinated sales.  Elbit, Eurocom and Polar have granted an option to Hutchison whereby Hutchison can acquire up to 2% of the outstanding shares of Partner at a 12% discount to the then average market price, and an additional right of first refusal to purchase up to 5.5% of the outstanding share capital of Partner (or 7.5%, if Hutchison did not exercise its 2% call option) at the same 12% discounted price.

Pursuant to the Fallback Plan, Elbit, Eurocom and Polar have granted Matav a 90-day option enabling Matav to put approximately 7.4 million of its Partner shares to Elbit, Eurocom and Polar, pro rata to their respective shareholding of Partner, in a manner that would enable Matav to be in the same position had Matav elected to participate in the Fallback Plan in the first place. There is no assurance that the Fallback Plan will be consummated.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 5.3 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
Ori Gur Arieh, Counsel
Matav-Cable Systems Media Ltd.
Tel.: +972-9-860-2261

Ayelet Shiloni
Integrated Investor Relations
Tel.:+1-866-447-8633
Tel.:+972-506-883-336
ayelet@integratedir.com